September 2, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bit Digital, Inc.

Request to Withdraw Registration Statement on Form F-3

SEC File No. 333-257934

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bit Digital, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-3 (File No. 333-257934), initially filed on July 15, 2021, together with all exhibits and amendments thereto (the “Registration Statement”). No securities of the Company were sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Elliot H. Lutzker, Esq. at (646) 428-3210.

Thank you for your assistance in this matter.

Sincerely,

Bit Digital, Inc

/s/ Erke Huang
By: Erke Huang
Title: Chief Financial Officer and Director